Exhibit 28.1
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                                                  FOR IMMEDIATE RELEASE
                                                  FEBRUARY 3, 1997
                                                  FOR ADDITIONAL INFORMATION
                                                  CONTACT:DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
          DECLARES CASH DIVIDENDS AND ANNOUNCES FOURTH QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), parent corporation of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend for the quarter ended December 31, 1996. This will be the sixth consecutive quarterly cash dividend the Corporation has paid. The cash dividend of $0.08 will be payable on February 24, 1997 to shareholders of record on February 10, 1997. NEIB also announced today net income of $482,000 ($0.26 per share) for the Company's fourth quarter ended December 31, 1996, compared to net income of $384,000 ($0.18 per share) for the fourth quarter ended December 31, 1995. The current three months earnings represents an annualized return on average assets (ROA) of 1.16% and a return on average equity (ROE) of 7.20%.

Net income for the year ended December 31, 1996 was $1.57 million ($0.84 per share) compared with net income of $1.32 million for the same period in 1995, an 18.9% increase in earnings. The Company completed its initial public offering on June 27, 1995. As the conversion was effective on June 27, 1995, no earnings per share for the prior year were reported. For the year ended December 1996, NEIB's earnings represent an annualized ROA of 1.02% and a ROE of 5.49% using average assets and equity respectively.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $248,000 increase in net income for the year ended December 1996 compared to the year ended December 1995 to higher net interest income of $5.57 million compared to $4.33 million in 1995. This increase in net interest income is the result of higher average net interest earning assets and higher average spreads. This increase was partially offset by increased noninterest expenses in 1996 of $3.21 million compared to $2.36 million in 1995. The largest expense increase was for the additional FDIC assessment for the one time recapitalization of the SAIF fund of $453,000 taken in September 1996 which reduced net income for the year ended December 31, 1996 by approximately $274,000 net of tax ($0.14 per share). The FDIC assessment expense represents 53% of the total increase in the 1996 noninterest expense compared to 1995.

The Corporation showed $169.5 million in assets at December 31, 1996 which is a 23% growth compared to the December 31, 1995 total of $137.6 million. The majority of this asset growth was in net loans receivable which increased to $147.9 million at December 31, 1996 compared to $122.6 million at December 31, 1995 a 20.6% growth.
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Northeast Indiana Bancorp, Inc.
December 31, 1996 Press Release
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The book  value of NEIB's  stock is $14.65  per share as of  December  31,  1996 compared to $14.22 per share as of December 31, 1995. The last reported trade of the stock was at $13.63 per share on December 31, 1996. NEIB continues to focus on improvement in shareholder value. During the year the Company has announced three stock repurchase programs to buy outstanding shares of stock. The stock when purchased becomes treasury shares and can be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock benefit plans. The Company as of December 31, 1996 has repurchased 148,000 shares of the 195,859 shares to be repurchased in the currently approved repurchase program. The Company has a total of 371,539 shares in treasury stock and 1,810,586 shares outstanding at the end of period December 31, 1996. Total shareholders' equity at December 31, 1996 is $26.5 million compared to $31.0 million at December 31, 1995 this decrease is predominately due to the repurchase of treasury shares which amounted to approximately $4.8 million.

The Company has purchased 15,500 shares as treasury stock in January 1997 to further reduce our end of period outstanding shares to 1,795,086 as of today. Over the past three months, the shares traded between $12.63 and $14.00 per share. The Company's stock closed at $13.50 as of January 28, 1997.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company's traded on the Nasdaq National Market under the symbol "NEIB".